July 29, 1997                                         FORTIS(R)

                                                      FORTIS FINANCIAL GROUP
                                                      P. 0. Box 64284
                                                      St. Paul, MN 55164-0284
                                                      (612) 738-4000
                                                      (800) 800-2638
James F. Lummanick
Vice President/Assistant General Counsel
INVESCO Funds Group, Inc.
7800 East Union Avenue
Denver, Colorado 80237

RE:    INVESCO Variable Investment Funds, Inc. - Participation Agreement

Dear Jim:

The purpose of this letter is to confirm certain financial arrangements between INVESCO Funds Group, Inc. ("INVESCO"), the distributor for the Company, and First Fortis Life Insurance Company ("Fortis") in connection with Fortis' investment in the Company through three of its portfolios, INVESCO VIF-Industrial Income Portfolio, INVESCO VIF-Health Sciences Portfolio, and INVESCO VIF-Technology Portfolio (individually, a "Portfolio"; collectively, the "Portfolios").

Administrative services to owners of variable life or annuity contracts offered by Fortis which are allocated into subaccounts invested in the Company shall be the responsibility of Fortis. Fortis on behalf of its separate accounts will be the sole shareholder of record of Company shares. The Fund and INVESCO recognize that they will derive a substantial savings in administrative expense by virtue of having a sole shareholder rather than multiple shareholders.

In consideration of the administrative savings resulting from having a sole shareholder rather than multiple shareholders, INVESCO or its affiliates will pay an administrative service fee to Fortis equal, on an annual basis, to 0.20% per annum of the average aggregate net assets of a Portfolio attributable to variable life or variable annuity contracts offered by Fortis or its affiliates (collectively, "Eligible Contracts"). Such fee will be paid on a quarterly basis in arrears. In no event will such fee be paid by the Company, its shareholders, or by the contract holders, and in no event will INVESCO have any responsibility under the Participation Agreement dated August 14, 1997, or this letter to pay any amounts to any third party with respect to Fortis' or the Eligible Contracts' investments in the Portfolios. Such payments, if any, shall be the responsibility of Fortis. INVESCO's payments to Fortis are for administrative services only and do not constitute payment in any manner for investment advisory services.

INVESCO shall have no obligation to make the above payments until such time as the net assets of a Portfolio reach $30 Million. Beginning at such time, INVESCO will make payments on the average aggregate attributable to the Eligible Contracts that hold investments in such Portfolio.



                              Fortis Advisers, Inc. (fund management since 1949)
                           Fortis Investors, Inc. (principal underwriter; member
                              SIPC)
                              Fortis Benefits Insurance Company & Time Insurance Company (issuers of FFG's insurance products)

James F. Lummanick
July 29, 1997
Page Two

These  financial  arrangements  shall continue so long as Fortis holds shares of
the  Fund  in  its  subaccounts  and  Fortis  therefore   continues  to  provide
administrative services as set forth above.

Please confirm your understanding of this arrangement by having a copy of this letter signed where indicated below by an appropriate officer of INVESCO and return this duplicate copy to me.

Very truly yours,

/s/ David A. Peterson
David A. Peterson
Vice President/Assistant General Counsel

DAP/cdr/A:UNVESCOZ.WPD

INVESCO FUNDS GROUP, INC.

By:         /s/ Ronald L. Grooms
            -----------------------------------
Name:       Ronald L. Grooms
Title:      Senior Vice President and Treasurer